Filed by Veritas Software Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Precise Software Solutions Ltd.
Commission File No.: 333-103911

ELECTION INFORMATION

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON JUNE 27, 2003, (THE “ELECTION DATE”).

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

     VERITAS Software Corporation (“VERITAS”) and Precise Software Solutions Ltd. (“Precise”) have agreed to merge (the “Merger”). Shareholders of Precise will vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement on June 28, 2003.

     Pursuant to the terms of the merger agreement, which are more fully described in the Proxy Statement/Prospectus dated June 2, 2003 (the “Proxy Statement/Prospectus”), which is being delivered to Precise shareholders, Precise shareholders have the following election options with respect to each ordinary share of Precise (a “Precise Share”), subject to certain limitations.

The election options are:

1.	A CASH ELECTION pursuant to which each Precise Share will be exchanged for $16.50 in cash, subject to the limitations and procedures set forth in the Proxy Statement/Prospectus, as to all of the Precise Shares submitted pursuant to a Letter of Transmittal and Election Form; or

2.	A MIXED ELECTION pursuant to which each Precise Share submitted will be exchanged for the mixed consideration of $12.375 in cash plus 0.2365 of a fully paid and nonassessable share of VERITAS common stock, except as described below under “Note About Israeli Holders’’ and subject to the limitations and procedures set forth in the Proxy Statement/Prospectus, as to all of the Precise Shares submitted pursuant to a Letter of Transmittal and Election Form.

NOTE ABOUT ISRAELI HOLDERS: In order to comply with Israeli securities laws, if a Precise shareholder is making a Mixed Election and such shareholder is an Israeli holder, such shareholder will receive $12.375 in cash plus an amount in cash equal to 0.2365 multiplied by the closing sale price of one share of VERITAS common stock on the trading day immediately prior to the effective time of the merger as reported on The Nasdaq National Market.

IF A SHAREHOLDER DOES NOT MAKE AN ELECTION, THE SHAREHOLDER WILL BE DEEMED TO HAVE MADE THE CASH ELECTION IN EXCHANGE FOR SUCH SHAREHOLDER’S PRECISE SHARES, EVEN IF THE PER SHARE VALUE OF THE MIXED ELECTION IS HIGHER THAN $16.50.

     For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

(1)	Letter of Transmittal and Election Form that enables a Precise shareholder to make his election and attach his share certificate(s), if any, along with a Substitute Form W-9 and Form W-8BEN to certify his taxpayer identification/social security number or foreign status, as applicable.

(2)	The Substitute Form W-9 Guidelines and Form W-8BEN Instructions.

(3)	A Proxy Statement/Prospectus dated June 2, 2003, which includes information regarding the exchange process.

(4)	A Notice of Guaranteed Delivery to be used to make an election if none of the procedures for delivering the necessary certificates representing ordinary shares of Precise can be completed on a timely basis.

(5)	A proposed Client Letter, which you may wish to use to obtain instructions from your clients.

     YOUR PROMPT ACTION IS REQUIRED. PLEASE CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. PLEASE NOTE THAT THE DEADLINE FOR SUBMITTING A LETTER OF TRANSMITTAL AND ELECTION FORM IS 5:00 P.M., NEW YORK TIME, JUNE 27, 2003.

     For an election to be valid, a duly executed and properly completed Letter of Transmittal and Election Form, including any required signature guarantees and any other documents should be delivered to Mellon Investor

Services LLC, the Exchange Agent, together with either certificate(s) representing surrendered shares or an appropriate Notice of Guaranteed Delivery, on or before 5:00 p.m., New York City time, on June 27, 2003.

     Shareholders whose certificate(s) are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent prior to the Election Date or who cannot comply with the book-entry transfer procedures on a timely basis may submit their Precise ordinary shares by properly completing and duly executing the enclosed Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in the Letter of Transmittal and Election Form and in the Proxy Statement/Prospectus.

     No fees or commissions will be payable by Precise or any officer, director, shareholder, agent, or other representative of Precise to any broker, dealer or other person for soliciting surrender of shares pursuant to the Election (other than fees paid to Mellon Investor Services LLC for its services as Exchange Agent and Information Agent in connection with the election and exchange process). Precise will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity.

     Any inquiries you may have with respect to the election should be addressed to Mellon Investor Services LLC, Reorganization Department, Post Office Box 3301, South Hackensack, New Jersey 07606; phone toll-free (888)-689-2681 from within the U.S. or (201) 373-5213 from outside the U.S. Additional copies of the enclosed materials may be obtained from the Information Agent at the same address and telephone number.

Very truly yours,

MELLON INVESTOR SERVICES LLC

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF PRECISE, VERITAS, THE EXCHANGE AGENT OR THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR TO AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE ELECTION OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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     IN CONNECTION WITH THE PROPOSED MERGER WITH PRECISE, VERITAS HAS FILED A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A PROXY STATEMENT/PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VERITAS SOFTWARE AND PRECISE.

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